Exhibit 8.1

Principal Subsidiaries:

		Voting rights owned
	Country of	by us, directly or
Name	Incorporation	indirectly
Nissin Servicer Co., Ltd.	Japan	75.9%
NIS Lease Co., Ltd.	Japan	100.0
NIS Property Co., Ltd.	Japan	100.0
Matsuyama Nissin Investment & Consulting (Shanghai) Co., Ltd.	China	100.0
NIS Securities Co., Ltd.	Japan	100.0
NIS Real Estate Co., Ltd.	Japan	95.0
Nissin Insurance Co., Ltd.	Japan	100.0